LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net
July 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549

RE:	Deja Foods, Inc. File Number 333-124016 Filed April 12, 2005
Attn:	John Zitko Division of Corporation Finance

Dear Mr. Zitko:

        In response to the Staff's comment letter to us dated May 16, 2005, we are transmitting herewith the Registration Statement on Form SB-2 of Deja Foods, Inc. (the "Company"). We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's comment letter to us.

        1.     Deja Foods' principle executive offices are located at 16501 Ventura Boulevard, Suite 608, Encino, California 94136. The building lease with Jamison Properties has been provided as Exhibit 10.2. We do not share this suite with any other entities and have no knowledge of the National Visa Registry Green Card Lottery or Torem & Torem. Jamison Properties is our landlord/property manager. Initially, we occupied Suite 503 and moved to suite 608 when it became available. When the Deja Plus High Yield Fund Management Agreement (Exhibit 10.1) was executed, we occupied suite 503. Any documents reflecting suites 602 and 609 are in error.

        2.     We have revised the disclosure on the cover page and throughout the Prospectus to indicate that there is no assurance that our listing application with the OTC Bulletin Board will be approved. We have further removed reference to the fact that the common stock will be "initially (offered) at $2.00 per share."

        3.     We have included the page numbers for the Table of Contents.

        4.     We have revised the first risk factor to clarify how the stated risks are specific to the Company.

        5.     We have removed risk factor number 4.

        6.     We have removed risk factor number 7.

        7.     We have corrected the number of shares outstanding throughout the Prospectus to be 4,100,000 shares.

        8.     The auditors audited the balance sheet for the period from August 7, 2003 (inception) to December 31, 2003, as well as for the year ended December 31, 2004. Accordingly, we have not revised our disclosure to indicate that the period ended December 31, 2003 is not audited. Additionally, we have added financial information throughout the Prospectus for the three months ended March 31, 2005, and we have compared the same to our March 31, 2004 unaudited financial information.

        9.     We have deleted any references to the Private Securities Litigation Reform Act.

        10.   We have refiled our agreement with M&L Foods to include Exhibit A thereto, which was inadvertently omitted from the prior filing.

        11.   We have revised the first paragraph under "Liquidity and Capital Resources" to provide greater detail with respect to how we plan to raise capital in the immediate future. In this regard we have stated that the availability of capital resources is a limiting factor to growth. However, we do have a multi-phase plan to obtain additional capital resources in a measured manner such that we do not over leverage the capabilities of our company as it grows. Our plan includes improving our operating margin to achieve profitability and increased cash flow; and establishing a traditional banking relationship with competitive interest rates for both Line of Credit and Term notes (if needed).

        12.   We have revised our references throughout the prospectus to reflect that we are utilizing warehouse space on a pallet by pallet or weight basis and that there is no financial commitment other than for rent for the space physically occupied.

        13.   We have revised the "Liquidity and Capital Resources" section to include a detailed discussion of the Deja Plus High Yield Income Fund (the Fund) and incorporate additional transactional details. The disclosure addresses the term of the Management Agreement with the Fund, timing of payments and computational methodology. We have included two additional tables to fully disclose how the fixed interest rate and variable amounts are derived.

        14.   In accordance with the original Fund agreement, repayments for specific advances were required. However, and as addressed in the revised MD & A, there have been no repayments of the advances to the Fund. While the Fund agreement originally called for repayment within 10 days of receipt of funds from a customer on a specific transaction, it was mutually determined that to preclude any conflicts of interest, reduce management complexities and provide investor transparency, there would be no repayments of advances. Our operating procedures mandate that as long as there are available funds in the Fund, the Fund would be the source of capital for us. There was no event of default and we are not considered to be in default as of December 31, 2004 and the three months ended March 31, 2005.

        15.   We have revised the MD & A to reflect that the Fund does not engage in any activities other than advancing funds to our company. We have also included a table that discloses the costs of the fund on a quarterly basis to us. While this fixed interest and variable gross profit cost has been expensive to us, we believe for a new and rapidly developing entity, any source of capital from non-affiliated third parties would be expensive in terms of returns (equity-venture capital or angel investors) or alternative lenders (accounts receivable factoring). We have revised the MD & A to include a discussion of the cost of funds to us from utilizing the Fund versus utilizing factoring arrangement we had in place during 2003 and part of 2004. The cost of funds was similar for these two financing vehicles.

        16.   As indicated in the MD & A, we have approached and are talking with a number of established financial institutions. These institutions, which include Wells Fargo Bank, are not affiliated with us, nor with any officer, director or 10% shareholder. We believe that as we improve our profitability and generate additional cash flow and obtain a line of credit with an established financial institution based upon our accounts receivable and inventory assets; we will reduce the overall cost of capital.

        17.   We have revised the prospectus where appropriate to disclose that we pay the fixed interest rate of 12% ("fixed return") on all funds raised and held by the Fund. We have also revised the prospectus where appropriate to explain that the variable return is calculated based on 25% of our gross profit ("variable return") and it is paid to the Fund if the variable return for the quarter exceeds the fixed return paid for the quarter. For each quarter that the variable return is paid to the Fund, the Fund then pays this amount to its Members pro rata. Based on this payment structure, as explained in the prospectus, we do not believe there is a motivation for the Fund to raise funds for the company irregardless of the company's needs for the funds as excess funds either reduce the variable return payable to each individual Fund member (if the variable return applies for that quarter) or the excess funds merely earn interest at the fixed return rate of 12%, which is typical of a traditional bank loan.

        18.   First Community Financial Corporation provides us an $800,000 working capital, one year renewable term facility secured by all of our assets and administered on a collateral monitored basis. All proceeds from collections are applied directly to the reduction of the outstanding balance. Advances are up to 80% of a pool of eligible (less than 90 days) receivables updated daily. Interest chargeable is the Bank One Prime Floating rate plus 5% per year. No officer, director, or significant shareholder is affiliated with First Community. A copy of the executed agreement has been filed with this amendment.

        19.   We have disclosed that this Line of Credit agreement has been extended to August 31, 2005 and increased to $1,000,000. This lender has expressed a desire to further extend the agreement under the same terms and conditions.

        20.   We have disclosed the mutual supply contract was signed with West Liberty Foods after submitting a bid to obtain the contract. It is a standard industry agreement, that does not mandate any minimum guaranteed purchase over the one year term of the contract. We have included the agreement as an exhibit with this Amendment.

        21.   As indicated under "Selling, General and Administrative Expenses", infrastructure improvements we made during 2004 were predominantly in the human resources and software area. We determined it was necessary to put in place adequate personnel in customer sales and service, information technology, freight management, and accounting to support anticipated growth levels. We also initiated efforts to put in place a responsive and management information driven corporate level finance and accounting system. We are in process of completing this system during 2005.

        22.   In the first paragraph under "Working Capital", we have elaborated on why we believe we have in place adequate working capital levels.

        23.   In the last paragraph under "Working Capital", we have revised our disclosure to reflect accounts receivable turnover ratios for the comparative periods.

        24.   We did not revise the commitments and long term liabilities table as the supply contract does not mandate or guarantee any fixed minimum payments or fees over the one year term of the agreement. However, we did revise the table (facility 2005 leases) to reflect a lease we signed subsequent to March 31, 2005 that is effective July 1, 2005.

        25.   MD&A has been revised accordingly.

        26.   We do not sign agreements in connection with our food purchases. Rather, food purchases are arranged and confirmed through e-mail or by simple invoices. Accordingly, we are not able to file dated and executed copies of agreements with respect to food purchases computational methodology.

        27.   We operate in a single business segment. Both our institutional and retail customers are utilized to sell the same products. These products are all purchased through the same vendors and distributed through the same methods. Both types of customers purchase in bulk quantities. We manage the company operationally as one business segment and make decisions as a single unit. Accordingly, we cannot provide disclosure with respect to the relative contribution of any potential segment of our business.

        28.   We have revised the fourth paragraph under "Overview of the Business" and the seventh full paragraph under "Business" to clearly state that we lease all of our warehouse space and have further indicated that we have no long-term agreements with the warehouses in which we rent such storage space but believe we will have no difficulty renting additional warehouse space as necessary.

        We have also revised the "Business" section to clarify that our agreement with M&L Wholesale Foods is strictly a marketing agreement and not a joint venture agreement. We have further revised the seventh paragraph under "Business" to indicate that the storage space we use in Denver, Pennsylvania with M&L is also a rented warehouse space. We have eliminated all references to "warehouse operation centers", as we have no interest in such centers but merely rent space, as we now indicate.

        29.   We have filed a dated and executed copy of our letter of intent with M&L as an exhibit to the Registration Statement. We have also updated our disclosure to indicate the status of the transaction, pointing out that the transaction is subject to a number of contingencies including our ability to satisfactorily audit M&L's financial statements, the availability of funds necessary to close the transaction and the approval of our Board of Directors and M&L's managers following completion of all due diligence. For these reasons, we believe that it is still uncertain whether or not the acquisition can be completed. We have also corrected references to M&L Wholesale Foods to indicate that it is an LLC and not a corporation. Finally, we have indicated in the aforesaid seventh paragraph under "Business" that M&L is wholly-owned by Myron D. Stoltzfus, Sr.

        30.   The Company is not subject to any material regulations concerning its import of food product.

        31.   We have added Mr. Matis to the "Summary Compensation Table."

        32.   We have indicated that Mr. Fox's salary for the year ended December 31, 2004 was $106,000, and he currently receives $275,000 salary annually. We believe this section is consistent.

        33.   We have provided the addresses of each beneficial owner who is not an officer or director of the Company.

        34.   We have revised the amounts of shares owned under "Selling Stockholders" to be consistent with the shares listed under "Security Ownership of Executive Officers...."

        35.   We have disclosed the control persons for each business entity.

        36.   We have disclosed the applicable entities.

        37.   We have indicated that Ava, Joshua, Eden and Robert Fox are immediate family members of Mr. Fox. No other person, including Perfect Healthcare, is affiliated with the Company.

        38.   Our loan to Mr. Fox was made in the latter part of 2004 when we were a privately-held company. Section 402 of SOX prohibits loans made by public companies to its officers and directors. The loan is due for repayment on March 31, 2006 and bears interest at 10% per annum.

        39.   The Company operates in a single business segment. We have reviewed the requirements for segment reporting as defined in paragraph 10 of SFAS 131, and management has determined there is no segment disclosure required. Both our institutional and retail customers are utilized to sell the same products. These products are all purchased through the same vendors and distributed through the same methods. Both types of customers purchase in bulk quantities. The operating results reviewed by the Company's Chief operating decision makers are those of the entity as a whole. There are no decisions made about resources to be allocated to any subset of the Company and no discrete financial information is available, or reviewed between institutional and retail customers as they are one business segment. Management views this as one segment and makes decisions as a single unit.

        40.   The auditors firm name has been added to the Report of Independent Registered Public Accounting Firm.

        41.   During the start up phase of our operation the loss related to inventory spoilage and/or obsolescence was very minimal and not considered material to the financial statements. The Company has developed policies and procedures related to inventory reserves. The Company has recently completed the implementation of a new accounting software that will allow the tracking of relevant information. In the future this reserve will be estimated based on actual experience and growth in inventory levels. Through 2004, the losses from obsolete or spoiled inventory have been minimal. When we do have spoilage, there is usually recourse against another party such as the warehouse, trucking firm or our vendor. A reserve for excess and obsolete or spoiled inventory will be established in the future when it is necessary based on past historical experience and estimated future losses. Additional disclosure has been added to footnote as requested.

        42.   Summary of Mr. Fox's affiliation with Deja Plus High Yield Income Fund.

  a.
  No direct ownership

  b.
  16% indirect ownership as President/CEO of Deja Foods (see footnote #3 to the financial statements)

        As noted in APB 18, paragraph 17, investments of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. The Company does not have the ability to exercise significant control over operating and financial policies of Deja Plus High Yield Income Fund. It should be additionally noted that Deja Plus High Yield Income Fund's sole business purpose is to fund inventory purchases of Deja Foods. Mr. Fox's role in Deja Plus is to find additional investors in the fund. All business processes in the fund are set in the Private Placement Memorandum, the loan agreement between the Company and the Fund; therefore neither the Company nor Mr. Fox effectively influence the operating or financial policies of Deja Plus High Yield Income Fund. In addition, certain of the Company's Directors have invested in the Fund and these are passive investments and they do not, nor have the ability to influence the operations of the Fund.

        43.   See changes to financial statements on page F-7 for all significant terms and conditions that affect the Company.

        44.   The Company meets the requirements under EITF 99-19 for reporting its drop shipments to customers on a gross basis. Analysis of Reporting Revenue Gross as a Principle versus Net As an Agent is as follows:

  1.
  The Company is the primary obligor in the arrangement—The Company is responsible for the fulfillment of products ordered by the customer, including the acceptability of the product.

  2.
  The Company has general inventory risk—All inventory related risk pass to the Company at the time of shipment. In addition any product returned by the customer is returned directly to the Company.

  3.
  The Company has latitude in establishing price—All product pricing is negotiated with the customers by the Company and only driven by the marketplace. There are no agreements with suppliers as to the resale price of products purchased. The amount the Company earns is never restricted or directed by the supplier.

  4.
  The Company changes the product—The Company is a reseller of existing products that are prepackaged and usually does not change the product beyond its packaging the product under the Deja Foods brand name.

  5.
  The Company has discretion in the supplier selection—All product purchases are independent of the sales process and suppliers are selected by the Company.

  6.
  The Company is involved in the determination of product specifications—Product specifications are set by the Company's customers. Related drop shipments are a result of the

    Company fulfilling the customers needs in the fastest way possible and at the most advantageous cost to the Company.

  7.
  The Company has physical loss inventory risk—See item number 2 above.

  8.
  The Company has credit risk—The determination of credit worthiness and risk of non-payment are the responsibility of the Company. The Company must pay the supplier the amount owed for inventory purchases regardless of whether the sales price is fully collected, or collected at all from the Company's customer.

        45.   The critical accounting policies have been updated to disclose the items requested.

        46.   Accounts Receivable, F-10

        Additional disclosure has been added to the footnote as requested. As only the balance sheet related to 2004 is presented, disclosure regarding the composition of accounts receivable is not considered necessary as the 2003 balance sheet is not presented. This agreement was terminated in 2004.

        47.   Accounts Receivable, F-10

        In accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," ("SFAS 140"), Paragraph 9, the transfer of the financial assets should be accounted for as a sale to the extent that consideration other than beneficial interest in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

          1.     The transferred assets have been isolated from the transferor.

          2.     Each transferee has the right to pledge or exchange the assets if received.

          3.     The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterially cause the holder to return specific assets, other than through a cleanup call.

        Pursuant to our review of the factoring agreement, the Company properly recorded the factoring of the accounts receivable as a sale.

        Per paragraph 113 of SFAS 140,...a transfer of receivables with recourse shall be accounted for as a sale, with the proceeds of the sale reduced by the fair value of the recourse obligation, if the criteria in paragraph 9 are met. Otherwise, a transfer of receivable with recourse shall be accounted for as secured borrowings.

        Pursuant to our review of the factoring agreement, it was determined that the factoring agreement is with recourse and all of the criteria of paragraph 9 were applicable. As such, the Company recorded the factored receivables as a sale. There was no gain or loss recognized on the receivables sold as fair value of the receivable was equal to the proceeds received. As the factoring agreement is with recourse, the Company established an accounts receivable contra-account which was credited with the total balance of the accounts receivable account that was sold. Upon receipt of the collected funds from Wells Fargo, the Company recognized the 1% factoring fee.

        Based on the above information, it was deemed appropriate by the Company to report the change in the factored accounts receivable as an Operating Activity in the Statement of Cash Flows as the factoring agreement was deemed to be a sale and not a secured borrowing.

        Additional disclosure has been added to the footnote as requested.

        48.   Stockholders Equity, F-13

        The Financial Statements have been revised to provide the requested additional information.

        49.   Loan Agreement, F-15

        Summary of Deja Plus Ownership at March 31, 2005

Name	Ownership	Relationship with Deja Foods
Bennet, Linda Nguyen	5.4%	Outside Shareholder
Bennett, Betty T	2.5%	Outside Shareholder
Bennett, Matthew	15.2%	Outside Shareholder
Bianchi, Lawrence & Mary	4.2%	No relationship
Britton & Jill Terrell	1.3%	Non-5% Shareholder
Cannella, Vincent & Anne	5.2%	No relationship
Compensation Investment	0.7%	Outside Shareholder
Cooper, Barry	2.5%	Outside Shareholder
Cooper, Craig	5.3%	Director of Deja Foods, passive investment, no ability to influence or control operations
Deja Foods	16.3%	—
Elm Street Investment	5.2%	No relationship
GH Capital	2.5%	GH Capital CEO is non-5% shareholder.
Gillin, Hali	2.5%	Shareholder
Gitnick, Neil	10.1%	No relationship
Kosmont, Larry	15.2%	Director of Deja Foods, passive investment, no ability to influence or control operations
Mitchell, Stanley & Lelah	1.1%	Shareholder
Monsher, Mel	0.7%	Non-5% Shareholder
Rifkin, Greg	2.9%	Non-5% Shareholder
Rouss, Geoffre	1.3%	Non-5% Shareholder

	100.0%

        The Deja Plus High Yield Income Fund Private Placement Memorandum states that the Fund's only business activity is to fund the inventory purchases of Deja Foods, Inc. All agreements were in place prior to raising funds from investors and can only be changed by a super majority vote (80%) of the members. Therefore, Deja does not control the operations and cannot change the terms of the agreements and all significant terms of operations are controlled by the agreements which were in place prior to raising any funds. The financial statements or tax returns of Deja Plus have not been provided, as they are not necessary for an understanding of their funding capabilities. The disclosures regarding the Loan Agreement have been expanded. In addition, the Fund has minimal operating expenses and only interest income. The Fund has not had any losses and is not expected to have any such losses. The economic risk and rewards flow directly to the investors and not to Deja Foods, except for the minor ownership interest in the Fund.

        50.   Concentration of Credit Risk and Major Customers, F-15

        The financial statements have been revised to add the concentration of one customer on page F-15.

        51.   So noted.

        52.   Item 310(c) and (d) of Regulation S-B provides that if a business combination "has occurred or is probable", then certain financial statements and pro forma financial information are to be provided. As indicated in comment 29 above, and in the seventh full paragraph under "Business", we have not completed such a business combination and do not believe at this time that the acquisition is "probable" because the transaction is subject to a number of contingencies, including (i) the satisfactory audit of M&L's financial statements, (ii) the availability of funds which we will need to close the transaction, (iii) the approval of our Board of Directors and (iv) the approval of M&L's managers following completion of all due diligence and acceptance thereof.

        53.   We have corrected our reference under "Summary—History" to indicate that the sale of the 500,000 shares was completed between December 2004 and March 2005.

        54.   We have revised the first paragraph under the chart in Item 26(iii) to indicate that we relied on Rule 506 of Regulation D and Section 4(2) of the 1933 Act to issue such securities. We previously indicated that all such individuals were accredited investors and were friends or business associates of our Chief Executive Officer and were known by him to be accredited investors as defined under Rule 501. We further indicated that all such investors executed a Subscription Agreement confirming that they were accredited investors. Finally, we pointed out that all shares contained a restrictive legend, and that the holders confirmed in the Subscription Agreement that they were acquiring the shares for investment and without an intent to distribute or resell the shares.

        55.   We have not changed our auditors since inception nor have we had any disagreements with our auditors.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
Gary A. Agron

GAA/jp
Enclosure